
November 27, 2023

Jacky Wu
Chief Financial Officer
DigitalBridge Group, Inc.
750 Park of Commerce Drive
Suite 210
Boca Raton, FL 33487

> **Re: DigitalBridge Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 27, 2023**
> **Form 10-Q for the Quarterly Period Ended June 30, 2023**
> **Filed August 4, 2023**
> **File No. 001-37980**

Dear Jacky Wu:

We have reviewed your September 12, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 30, 2023 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Item 1. Financial Statements., page 4

1. We have considered your response to prior comment 3. We believe that financial information for your reportable segments should be disclosed in the notes to your consolidated financial statements along with other disclosures required by ASC 280 instead of being presented as supplemental schedules, such as those included in your Forms 10-Q for the quarterly periods within 2023. Please revise future filings accordingly.

      Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction